Exhibit 12.01

HARTFORD LIFE INSURANCE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In millions)

	Nine Months Ended September 30,	Years Ended December 31,
	2015	2014	2013	2012	2011
EARNINGS:
Income (loss) from continuing operations before income taxes	$556	$861	$561	$531	$(137)
Add: Total fixed charges, before interest credited to contractholders	—	—	—	—	—
Total earnings (loss), before interest credited to contractholders	556	861	561	531	(137)
Interest credited to contractholders [1]	512	725	952	1,526	1,554
Total earnings	$1,068	$1,586	$1,513	$2,057	$1,417

FIXED CHARGES:
Interest expense	$—	$—	$—	$—	$—
Interest factor attributable to rentals and other	—	—	—	—	—
Total fixed charges, before interest credited to contractholders	—	—	—	—	—
Interest credited to contractholders [1]	512	725	952	1,526	1,554
Total fixed charges	$512	$725	$952	$1,526	$1,554
RATIOS:
Total earnings to total fixed charges [2]	2.1	2.2	1.6	1.3	NM

Deficiency of total earnings to total fixed charges [3]	$—	$—	$—	$—	$137

Ratio before interest credited to contractholders

Total earnings to total fixed charges [2] [4]	NM	NM	NM	NM	NM
[1] Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes.
[2] Ratios of less than one-to-one are presented as “NM” or not meaningful.
[3] Represents additional earnings that would be necessary to result in a one-to-one ratio.
[4] This secondary ratio is disclosed for the convenience of policyholders invested in the Company's general account and Consumer Note holders.

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